UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
March 2, 2010

FRESH HARVEST PRODUCTS, INC.
(Exact name of registrant as specified in its charter)

New Jersey	**000- 51390**	**33-1130446**
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

280 Madison Avenue, Suite 1005, New York, New York	**10016**
(Address of principal executive offices)	(Zip Code)

(917) 652-8030
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note:

This Current Report on Form 8-K/A (the "Amended Form 8-K") amends the Current Report on Form 8-K filed by Fresh Harvest Products, Inc., a New Jersey corporation (the "Company"), with the Securities and Exchange Commission on April 30, 2010.

Item 1.01   Entry into a Material Definitive Agreement.

On March 2, 2010, the Company simultaneously entered into the Asset Purchase Agreement (the "Asset Purchase Agreement") dated March 2, 2010 among the Company, Take and Bake, Inc., doing business as A.C. LaRocco Pizza Company (the "Seller"), Clarence Scott and Karen Leffler and, the Company believes, acquired certain assets and liabilities of the Seller (as further described below) (the "Asset Acquisition"). The Seller was in the business of marketing and distributing all natural and organic, whole grain, heart healthy pizzas, including organic thin pizzas with sprouted grain crust. The purchase price for the assets acquired by the Company pursuant to the Asset Purchase Agreement is 15,000,000 shares of common stock (the "Share Consideration") and monthly payments of $1,800 for a 60 month period. In April 2010, the Company formed a wholly owned subsidiary, A.C. LaRocco, Inc., a Delaware corporation, for the purpose of implementing its new pizza business. We refer to this subsidiary as "New A.C. LaRocco."

The assets acquired by the Company in the Asset Acquisition, included all of the assets of Seller constituting or used in connection with its business, except for certain excluded assets.   The assets excluded from the Asset Acquisition, included, among others: (i) receivables due to the Seller on March 2, 2010, (ii) cash and cash equivalents items on hand at the close of business on the closing date, (iii) accounts receivable earned from the operations of the business during the period beginning 60 days prior to the closing date and ending on the closing date, (iv) accounts receivable as to litigation commenced prior to the closing date against a debtor, (v) all judgments in favor of Seller in connection with the collection of accounts receivable and (vi) all checkbooks, stubs, books of account , ledgers and journals related to the prior operation of the Seller's business.

As of the date of this Amended Form 8-K, the Company had not issued the share consideration contemplated by the Asset Purchase Agreement. The Company's Certificate of Incorporation authorizes 200,000,000 shares of common stock, of which, as of the date of this Amended Form 8-K, all 200,000,000 shares were issued and outstanding. As a result, the Company is unable to issue the shares of common stock contemplated by the Asset Purchase Agreement until the number of the Company's authorized shares of common stock is increased. An increase in the Company's authorized shares of common stock is dependent on the approval of the Company's shareholders.

On March 2, 2010, the parties to the Asset Purchase Agreement also entered into an Asset Acquisition Memorandum (the "Memorandum"). The Memorandum provides, among other things, that the Company is required to invest a minimum of $500,000 within six months of the closing date of the Asset Acquisition into New A.C. LaRocco, which payments may be made directly to New A.C. LaRocco or to anyone that the Seller and New A.C. LaRocco deem necessary. As of October 31, 2010, the Company had invested approximately $207,651 in New A.C. LaRocco.

The Memorandum further provides that a creditor of the Seller (the "Creditor"), is to maintain its priority security lien in all assets transferred in connection with the Asset Acquisition, including the AC LaRocco trade name and trademark logo until:

- New AC LaRocco and/or the Company completes performance of all obligations to the Creditor, including without limitation, the repayment of all indebtedness to the Creditor assumed by New A.C. LaRocco and the Company under a Secured Promissory Note dated July 6, 2007 in the original principal amount of $218,356.94 (and with a principal balance of $129,384.59 on March 2, 2010), under trade invoices and as otherwise advanced or paid by the Creditor for the benefit of the Company and/or New A.C. LaRocco or on their behalf;

- The Creditor has no further commitment to the Company and/or New A.C. LaRocco that could give rise to an obligation.

Upon payment of all indebtedness owed to the Creditor, the AC LaRocco name and logo would be transferred to New A.C. LaRocco Pizza Company in connection with the termination provisions of a Security Agreement executed in favor of the Creditor in connection with the Asset Acquisition.

Pursuant to the Memorandum, Clarence Scott and Karen Leffler are to maintain the AC LaRocco trade secrets and recipes until investment is made in full, at which point trade secrets and recipes are to be transferred to New A.C. LaRocco, subject to the aforementioned security interest.

The Seller now alleges, among other things, that the Company has materially breached its agreement with the Seller, that the closing of the transactions described above did not occur and that the Company has not paid the asset purchase price. The Seller further contends that it has the right to terminate its agreement with the Company and is free to negotiate another deal with anyone with whom it desires to contract.. The Seller has requested that the Company enter into a rescission agreement with respect to the above described transaction. The Company intends to vigorously defend itself in this matter if required to do so.

The Company has been informed by the Creditor, among other things, that if the Company does not promptly resolve its dispute with the Seller that the Creditor will declare a default under its Secured Promissory Note and related agreements and foreclose on the assets and exercise all other rights granted to Creditor under those instruments and applicable commercial law.

The foregoing description of the terms of the Asset Purchase Agreement and the Memorandum are not complete and are qualified in their entirety by reference to the Asset Purchase Agreement and the Memorandum, copies of which are attached as Exhibit 10.1 and Exhibit 10.2, respectively, to this Amended Form 8-K and incorporated herein by reference.

Item 2.01.   Completion of Acquisition or Disposition of Assets.

The information set forth in Item 1.01 above is hereby incorporated by reference in this Item 2.01.

Item 2.03.   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 above is hereby incorporated by reference in this Item 2.03.

The information set forth in Notes 3 and 4 to the Seller's financial statements referenced in Item 9.01(a)(i) below is hereby incorporated by reference in this Item 2.03.

Item 3.02   Unregistered Sales of Equity Securities.

        The exemption from registration of the issuance of the Share Consideration by the Company to the Seller is based on Section 4(2) of the Securities Act of 1933, as amended.   The information set forth in Item 1.01 above is hereby incorporated by reference in this Item 3.02.

Item 9.01   Financial Statements and Exhibits.

        (a)   <u>Financial statements of businesses acquired</u>.

                (i) The Seller's unaudited financial statements as of December 31, 2009 and for the three and six months ended December 31, 2009 and 2008 are filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by the reference.

                (ii) The Seller's audited financial statements as of June 30, 2009 and for the years ended June 30, 2009 and 2008 are filed as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference.

        (b)   <u>Pro forma financial information</u>.

        Pro forma financial information as of and for the three months ended January 31, 2010 is filed as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference.

        (c)   <u>Shell company transactions</u>.

        Not applicable

        (d)   <u>Exhibits</u>.

Exhibit No.	Description of Exhibit
2.1	Asset Purchase Agreement dated March 2, 2010 among Fresh Harvest Products, Inc., Take and Bake, Inc., doing business as A.C. LaRocco Pizza Company, Clarence Scott and Karen Leffler (1)
2.2	Asset Acquisition Memorandum dated March 2, 2010 among Fresh Harvest Products, Inc., Take & Bake Inc d/b/a AC LaRocco Pizza Company, Clarence Scott and Karen Leffler (1)
23.1	Consent of Conner & Associates, PC
99.1	Take and Bake, Inc. Financial Statements, December 31, 2009
99.2	Take and Bake, Inc. Financial Statements, June 30, 2009 and 2008
99.3	Fresh Harvest Products and Subsidiaries Proforma Financial Information

(1)   Incorporated by reference to the Company's Quarterly Report for the quarterly period ended July 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FRESH HARVEST PRODUCTS, INC.

By: /s/Michael J. Friedman
        Michael J. Friedman
        President and Chief Executive Officer

Date: February 14, 2011

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Asset Purchase Agreement dated March 2, 2010 among Fresh Harvest Products, Inc., Take and Bake, Inc., doing business as A.C. LaRocco Pizza Company, Clarence Scott and Karen Leffler (1)
2.2	Asset Acquisition Memorandum dated March 2, 2010 among Fresh Harvest Products, Inc., Take & Bake Inc d/b/a AC LaRocco Pizza Company, Clarence Scott and Karen Leffler (1)
23.1	Consent of Conner & Associates, PC
99.1	Take and Bake, Inc. Financial Statements, December 31, 2009, Unaudited
99.2	Take and Bake, Inc. Financial Statements, June 30, 2009 and 2008
99.3	Fresh Harvest Products and Subsidiaries Proforma Financial Information

(1)   Incorporated by reference to the Company's Quarterly Report for the quarterly period ended July 31, 2010

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Current Report on Form 8-K/A of our firm's audit report dated 11 February 2011 relating to the financial statements of Take and Bake, Inc. as of June 30, 2009 and for the two years then ended appearing elsewhere in this Current Report on Form 8-K/A.

/s/ Conner & Associates, PC

Conner & Associates, PC
Newtown, Pennsylvania
14 February 2011

Exhibit 99.1

Take and Bake, Inc.
Financial Statements
December 31, 2009


Take and Bake, Inc.

Balance Sheets


		12/31/2009	June 30, 2009
		(Unaudited)	(Audited)
ASSETS			
Current assets			
Cash	$	391 $	594
Accounts receivable, net		64,608	45,158
Inventory		5,615	7,761
Total current assets		70,614	53,513
Fixed assets			
Equipment, net		4,272	5,861
Total assets	$	74,886 $	59,374
LIABILITIES AND DEFICIENCY IN ASSETS			
Current liabilities			
Accounts payable, trade	$	202,696 $	150,350
Notes payable, demand notes		94,715	97,722
Notes payable		208,960	205,815
Total current liabilities		506,371	453,887
Total Liabilities		506,371	453,887
Commitments and Contingencies		-	-
Deficiency in assets			
Preferred stock - no par value, 1,200,000 shares authorized;		-	-
zero issued and outstanding			
Common stock - no par value, 3,200,000 shares authorized;			
2,434,000 and 2,106,000 issued			
and outstanding as December 31, 2009 and June 30, 2009		-	-
Additional paid in capital		1,424,000	1,096,000
Accumulated deficit		(1,855,485)	(1,490,513)
Total deficiency in assets		(431,485)	(394,513)
Total liabilities and deficiency in assets	$	74,886 $	59,374


The financial information presented herein has been prepared by management
without audit by independent certified public accountants
See accompanying notes to financial statements


Take and Bake, Inc.
Statements of Operations

	For the three months ended December 31, 2009 (Unaudited)		For the six months ended December 31, 2009 (Unaudited)	For the three months ended December 31, 2008 (Unaudited)		For the six months ended December 31, 2008 (Unaudited)
Revenue, net	$	260,078	$ 465,001	321,121	$	526,217
Cost of goods sold		224,031	389,654	290,710		467,113
Gross profit		36,047	75,347	30,411		59,104
Operating expenses						
Sales and marketing expenses		340,460	351,247	19,364		49,330
General & administrative expenses		39,324	74,592	15,322		32,556
Total operating expenses		379,784	425,839	34,686		81,886
Income (loss) from operations		(343,737)	(350,492)	(4,275)		(22,782)
Other income (expenses)						
Interest		(6,446)	(12,891)	(6,140)		(12,271)
Depreciation expense		(795)	(1,589)	(795)		(1,589)
Total other income (expenses)		(7,241)	(14,480)	(6,935)		(13,860)
Income (loss) before provision for income taxes	$	(350,978)	$ (364,972) $	(11,210)	$	(36,642)
Provision for income taxes		-	-	-		-
Net income (loss)	$	(350,978)	$ (364,972) $	(11,210)	$	(36,642)
Basic and diluted earnings (loss) per common share	$	(0.17)	$ (0.17) $	(0.01)	$	(0.02)
Weighted average common shares outstanding (basic and diluted)		2,116,600	2,111,300	2,013,200		2,011,600

The financial information presented herein has been prepared by management

without audit by independent certified public accountants

See accompanying notes to financial statements

Take and Bake, Inc.
Statements of Cash Flows

	For the six months ended December 31, 2009 (Unaudited)	For the six months ended December 31, 2008 (Unaudited)
Cash flows from operating activities		
Net income (loss)	$ (364,972)	$ (36,642)
Adjustments to reconcile net loss to cash (used in) operating activities:		
Stock issued for services	328,000	-
Depreciation	795	1,589
(Increase) decrease in assets:		
Accounts receivable	(19,450)	(38,425)
Inventory	2,146	280
Increase (decrease) in liabilities:		
Accounts payable and accrued interest	53,278	63,570
Cash flows (used in) operating activities	(203)	(9,628)
Cash flows from investing activities	-	-
Cash flows from financing activities	-	-
Net (decrease) in cash	(203)	(9,628)
Cash and cash equivalents, beginning of period	594	10,571
Cash and cash equivalents, end of period	$ 391	$ 943
Supplemental disclosure of cash flow information:		
Taxes paid	-	-
Interest paid	$ -	$ -

The financial information presented herein has been prepared by management without audit by independent certified public accountants

See accompanying notes to financial statements

NOTE 1. GENERAL ORGANIZATION AND BUSINESS

Take and Bake Inc. ("the Company") was formed on May 11, 1981 in State of Washington as a corporation that develops, sells and markets organic and natural frozen food products. The Company's products are distributed through local, regional and national supermarkets, retailers, distributors, brokers, and wholesalers.

Since May 11, 1981 (date of inception), the corporate name of the Company has been Take and Bake Inc. When the Company registered the trade mark name of Cuci's in the 1980's, it operated several Take and Bake pizza outlets under the name Cuci's Pizza Inc. Officially, the name was Take and Bake Inc. d.b.a. Cuci's Pizza Inc. As of December 31, 2009, the Company was authorized to do business under the brand name; AC LaRocco Pizza Company.

As of December 31, 2009, the Company was not a development stage company.

The Company has limited capital resources and has experienced net losses and negative cash flows from operations and expects these conditions to continue for the foreseeable future. As of December 31, 2009, the Company had approximately $400 cash available for operations. Management believes that cash on hand as of December 31, 2009 is not sufficient to fund operations through December 31, 2010. The Company will be required to raise additional funds to meet its short and long-term planned goals. There can be no assurance that such funds, if available at all, can be obtained on terms reasonable to the Company.

The financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However, the Company has limited revenue and without realization of additional capital, it would be unlikely for the Company to continue as a going concern. Our auditors have expressed substantial doubt that the Company will continue as a going concern as of June 30, 2009.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim financial statements have been prepared in accordance with United States generally accepted accounting principles and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and reflect all adjustments, consisting of normal recurring adjustments, which management believes are necessary to fairly present the financial position, results of operations and cash flows of the Company for the respective periods presented. The results of operations for an interim period are not necessarily indicative of the results that may be expected for any other interim period or the year as a whole. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto for the fiscal year ended June 30, 2009.

Revenue Recognition and Sales Incentives
Sales are recognized when the earnings process is complete, which occurs when products are shipped in accordance with terms of agreements, title and risk of loss transfer to customers, collection is probable and pricing is fixed or determinable. Sales are reported net of sales incentives, which include trade discounts and promotions and certain coupon costs. Shipping and handling costs billed to customers are included in reported sales. Allowances for cash discounts are recorded in the period in which the related sale is recognized.

Valuation of Accounts and Charge-backs Receivable

Management performs ongoing credit evaluations on existing and new customers daily. When it is determined that an amount included in accounts receivable is uncollectable it is written off as uncollectable. Credit losses have been within management's expectations.

Bad Debt Expense

As of December 31, 2009 and June 30, 2009, the Company determined that $17,742 and $7,761 of the accounts receivable were determined to be uncollectible. These amounts are recorded in general and administrative expenses as bad debt expense during the respective periods presented.

Inventory

Inventory is valued at the lower of actual cost or market, utilizing the first-in, first-out method. Management provides write-downs for finished goods expected to become non- saleable due to age and specifically identify and provide for slow moving products and packaging.

As of December 31, 2009 and June 30, 2009, the inventory was $5,615 and $7,761. The Company determined that no write-downs were necessary.

Property and Equipment

Property and equipment is carried at cost and depreciated or amortized on a straight-line basis over their estimated useful life. Properties and their related assets are periodically reviewed to determine if any impairment exists. As of December 31, 2009, management believes no impairment exists on the carrying value of such assets. Ordinary repairs and maintenance are expensed as incurred.

For the six months ended December 31, 2009 and 2008, the depreciation expense was $1,589 and $1,589, respectively.

Earnings per Share

The basic earnings (loss) per share are defined as the amount of earnings for the period available to each share of common stock outstanding during the reporting period. The diluted earnings per shares is the amount of earnings for the period available to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The weighted average number of common shares outstanding is the number of shares determined by (a) the portion of time within a reporting period that common shares have been outstanding to (b) the total time in that period. In computing diluted EPS, equivalent common shares are considered for all dilutive potential common shares. For the six months ended December 31, 2009 and 2008, the Company has not issued any options or warrants or similar securities. For the six months ended December 31, 2009 and 2008, the Basic and Diluted Loss per Common Share was $(0.17) and $(0.02), respectively.

Dividends

The Company has not yet adopted any policy regarding payment of dividends. For the six months ended December 31, 2009 and 2008, no dividends were declared and/or paid.

Income Taxes

The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income (loss) in the financial statements.

Advertising

Advertising is expensed when incurred. For the six months ended December 31, 2009 and 2008 advertising was $16,805 and $17,899, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. LOANS PAYABLE – DEMAND NOTES

As of December 31, 2009 and June 30, 2009, the Company had two (2) credit facilities with a total commitment of $100,000 with a commercial bank. The notes require interest at an annual rate of 12.75% and 18% respectively. The interest is paid on a monthly basis. The first note is a $97,000 line of credit, which is personally guaranteed by the President of the Company and carries a Small Business Administration (SBA) guaranty. The second note is a $3,000 unsecured line of credit that is used for overdraft protection on the Company's operating checking account.   As of December 31, 2009 and June 30, 2009, the principal balances on these demand notes were $94,715 and $97,722, respectively.

NOTE 4. LOANS PAYABLE

As of December 31, 2009 and June 30, 2009, loans payable consisted of the following:

	12/31/2009	06/30/2009
	(Unaudited)	(Audited)
1 - Note payable dated July 6, 2007 at an annual interest rate of 6%. Principal and interest were due in 36 monthly installments of $6,642.84. The collateral includes a a security interest in all of the assets of the Company and an accounts receivable collection agreement dated July 6, 2007 wherein the creditor has control over the Company's collections from accounts receivable. As of December 31, 2009 and June 30, 2009, the Company was only paying interest on this note. The original amount of the note was $218,357; during the year ended June 30, 2008 the Company paid $90,439 of principal on this note. (a)	$ 127,918	$ 127,918
2 - Note payable dated March 11, 2005 that originally was due on June 9, 2005; including a security interest in assets owned by the President of the Company at an annual interest rate of 10%. As of December 31 2009 and June 30, 2009, no payments were being made on this note agreement.	42,777	40,707
3 - Note payable dated June 28, 2008 at an annual interest of 6%. Principal and accrued interest are due on June 27, 2013. Payments are subject to the Company being profitable.	38,265	37,190
Total notes payable	$ 208,960	$ 205,815

As of December 31, 2009 and June 30, 2009, notes no. 1 & 2 were in default.

(a) This creditor is the contract manufacturer of the Company's product lines.

NOTE 5. STOCKHOLDERS' EQUITY

As of December 31, 2009, the Company had 1,200,000 shares, zero par value, of undesignated preferred stock, authorized and none issued and outstanding.

As of December 31, 2009, the Company had 3,200,000 shares, zero par value, of common stock, authorized and 2,434,000 shares issued and outstanding.

NOTE 6. STOCK ISSUED FOR SERVICES

During the six months ended December 31, 2009 the Company issued 328,000 of its common stock for services rendered on behalf of the Company. The Company valued these shares at a per share price of $1.00. The $328,000 is reflected in sales and marketing expense in the accompanying statements of operations.

During the six months ended December 31, 2008, the Company did not issue any of its common stock for services.

NOTE 7. PROVISION FOR INCOME TAXES

The Company provides for income taxes by the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. This also requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company has approximately $631,000 in gross deferred tax assets at December 31, 2009, resulting from net operating loss carry forwards. A valuation allowance has been recorded to fully offset these deferred tax assets because the future realization of the related income tax benefits is uncertain. Accordingly, the net provision for income taxes is zero as of December 31, 2009. As of December 31, 2009, the Company has federal net operating loss carry forwards of approximately $1,855,485 available to offset future taxable income through 2029 subject to the filing of the Company's United States Federal Income Tax Returns on a current basis and also subject to the change in control provisions under the Internal Revenue Code. As of December 31, 2009, the Company has not filed it Federal Income Tax returns for Fiscal Years ended in 2008 and 2009.

As of December 31, 2009, the difference between the tax provision at the statutory federal income tax rate and the tax provision attributable to loss before income taxes is as follows (in percentages):

Statutory federal income tax rate	-34%
State taxes - net of federal benefits (1)	-
Valuation allowance	34%
Income tax rate – net	0%

(1) As of December 31, 2009, there were no income taxes imposed by the State of Washington.

NOTE 8. COMMITMENTS AND AGREEMENTS

Office Lease

As of December 31, 2009, the Company leases office and warehouse facilities located in Spokane Valley, Washington.

On October 1, 2003, the Company entered into an operating lease agreement with an initial term of five (5) years ending on September 30, 2008. The lease requires $600 per month payment payable on the first of each calendar month.

The monthly lease payment is subject to a 3% per annum increase for the next four years. The Company has the option to extend the lease for an additional five (5) years. Rent requirements to be mutually agreed upon along with the pro-rata share of real estate taxes and property assessments. As of December 31, 2009, the Company continues to lease this space for its operations.

For the six months ended December 31, 2009 and 2008 rent expense was $6,422 and $6,961, respectively. These amounts include the base rent requirements under the lease agreement plus the Company's pro-rata share of the real taxes and property assessments.

For the six months ended December 31, 2009 and 2008 the accrued and unpaid rent was $16,478 and $7,388, respectively.

NOTE 9. THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

<u>Recently Issued Accounting Pronouncements</u>

In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162," ("SFAS 168"). SFAS 168 establishes the FASB Accounting Standards Codification ("Codification") as the source of authoritative generally accepted accounting principles

("GAAP") for nongovernmental entities. The Codification does not change GAAP. Instead, it takes the thousands of individual pronouncements that currently comprise GAAP and reorganizes them into approximately ninety accounting topics, and displays all topics using a consistent structure. Contents in each topic are further organized first by subtopic, then section and finally paragraph. The paragraph level is the only level that contains substantive content.

Citing particular content in the Codification involves specifying the unique numeric path to the content through the topic, subtopic, section and paragraph structure. FASB suggests that all citations begin with "FASB ASC," where ASC stands for Accounting Standards Codification. Changes to the ASC subsequent to June 30, 2009 are referred to as Accounting Standards Updates ("ASU").

In conjunction with the issuance of SFAS 168, the FASB also issued its first Accounting Standards Update No. 2009-1, "Topic 105 –Generally Accepted Accounting Principles" ("ASU 2009-1") which includes SFAS 168 in its entirety as a transition to the ASC.

ASU 2009-1 is effective for interim and annual periods ending after September 15, 2009 and will not have an impact on the Company's financial position or results of operations but will change the referencing system for accounting standards.

As of December 31, 2009, all citations to the various SFAS' have been eliminated and will be replaced with FASB ASC as suggested by the FASB in future interim and annual financial statements.

The Company does not expect any of the recently issued accounting pronouncements to have a material impact on its financial condition or results of operations.

NOTE 10.   LIQUIDITY AND CAPITAL RESOURCES – GOING CONCERN

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the continuation of operations, realization of assets and liquidation of liabilities in the ordinary course of business.

As reflected in the accompanying financial statements, the Company experienced a net loss of $364,972 for the six months ended December 31, 2009 along with an accumulated deficit of $1,855,485 as of December 31, 2009.

Management of the Company believes that additional capital will be required to fund operations through December 31, 2010 and beyond, as it attempts to generate increasing revenue, and develops new products. There can be no assurance that the Company will be successful in obtaining financing at the level needed or on terms acceptable to the Company. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

For the six months ended December 31, 2009 and 2008, Company's three largest customers represented approximately 60% and 57%, respectively, of the Company's revenue.

The Company's operations are subject to certain additional risks and uncertainties including, among others, dependence on outside suppliers and manufacturers, competition, dependence on key personnel, and other business risks. In addition, there is no assurance, assuming the Company is successful in raising additional capital that the Company will be successful in achieving profitability or positive cash flow.

NOTE 11.   SUBSEQUENT EVENTS

1) On March 2, 2010, the Company entered into an Asset Purchase Agreement wherein the Company sold substantially all of its assets to Fresh Harvest Products, Inc. ("FRHV")

The principal provisions of the Purchase Agreement include:

- Purchase Price: $108,000 payable over 60 months at the rate of $1,800 per month; plus 15,000,000 shares of the FRHVs common stock and the assumption of certain liabilities.

- Assets Purchased include: Product inventory and supplies; office furniture, office equipment, computer equipment and other machinery and equipment; fixtures and leasehold improvements, trademarks, trademark applications, trade names, service marks, telephone numbers, contracts, leases, licenses, insurance policies, fidelity and contract bonds, and other assets related to the pizza business.

- Assets Excluded include: cash and cash equivalents and judgments, as well as all receivables due the Company on March 2, 2010 (closing) or earned within 60 days of the closing; all checkbooks, stubs, books of account, ledgers and accounting journals related to the Pizza operation; and accounts receivable resulting from litigation initiated by the Company prior to the closing.

2)   On March 2, 2010, the parties to the Asset Purchase Agreement also entered into an Asset Acquisition Memorandum (the "Memorandum"). The Memorandum provides, among other things, that the Fresh Harvest Products, Inc. ("Fresh Harvest") is required to invest a minimum of $500,000 within six months of the closing date of the Asset Acquisition into New A.C. LaRocco, which payments may be made directly to New A.C. LaRocco or to anyone that the Company and New A.C. LaRocco deem necessary.

The Memorandum further provides that a creditor of the Company (the "Creditor"), is to maintain its priority security lien in all assets transferred in connection with the Asset Acquisition, including the AC LaRocco trade name and trademark logo until:
.

- New AC LaRocco and/or Fresh Harvest completes performance of all obligations to the Creditor, including without limitation, the repayment of all indebtedness to the Creditor assumed by New A.C. LaRocco and Fresh Harvest under a Secured Promissory Note dated July 6, 2007 in the original principal amount of $218,356.94 (and with a principal balance of $129,384.59 on March 2, 2010), under trade invoices and as otherwise advanced or paid by the Creditor for the benefit of Fresh Harvest and/or New A.C. LaRocco or on their behalf;
- The Creditor has no further commitment to Fresh Harvest and/or New A.C. LaRocco that could give rise to an obligation.

Upon payment of all indebtedness owed to the Creditor, the AC LaRocco name and logo would be transferred to New A.C. LaRocco Pizza Company in connection with the termination provisions of a Security Agreement executed in favor of the Creditor in connection with the Asset Acquisition.

Pursuant to the Memorandum, Clarence Scott and Karen Leffler are to maintain the AC LaRocco trade secrets and recipes until investment is made in full, at which point trade secrets and recipes are to be transferred to New A.C. LaRocco, subject to the aforementioned security interest.

The Company now alleges, among other things, that Fresh Harvest has materially breached its agreement with the Seller, that the closing of the transactions described above did not occur and that Fresh Harvest Products, Inc. has not paid the asset purchase price. The Company further contends that it has the right to terminate its agreement with Fresh Harvest Products, Inc. and is free to negotiate another deal with anyone with whom it desires to contract. The Company has requested that Fresh Harvest enter into a rescission agreement with respect to the above described transaction.

Fresh Harvest has been informed by the Creditor, among other things, that if Fresh Harvest does not promptly resolve its dispute with the Company that the Creditor will declare a default under its Secured Promissory Note and related agreements and foreclose on the assets and exercise all other rights granted to Creditor under those instruments and applicable commercial law.

The foregoing description of the terms of the Asset Purchase Agreement and the Memorandum are not complete and are qualified in their entirety by reference to the Asset Purchase Agreement and the Memorandum, copies of which are attached as Exhibit 10.1 and Exhibit 10.2, respectively, to the Amended Form 8-K being filed by Fresh Harvest Products, Inc.

The Company has evaluated events and transactions that occurred subsequent to June 30, 2009 through February 11, 2011, the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements. Other than the disclosures above, management of the Company did not identify any events or transactions that should be recognized or disclosed in the accompanying financial statements.

Exhibit 99.2

Take and Bake, Inc.
Financial Statements
June 30, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Take and Bake, Inc.
Spokane Valley, Washington

We have audited the accompanying balance sheets of Take and Bake, Inc. (the "Company") as of June 30, 2009 and 2008, and the related statements of operations, changes in deficiency of assets, and cash flows for the two years ended June 30, 2009. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2009 and 2008, and the results of its operations and its cash flows for the years ended June 30, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note no. 10 to the financial statements, the Company experienced a net loss of $139,695 and $235,288 for the years ended June 30, 2009 and 2008 along with an accumulated deficit of $1,490,513 as of June 30, 2009. The Company's ability to continue as a going concern is dependent upon its ability to achieve profitable operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Conner & Associates, PC
CONNER & ASSOCIATES, PC
Newtown, Pennsylvania
11 February 2011

Take and Bake, Inc.
Balance Sheets

		June 30, 2009		June 30, 2008
ASSETS				
Current assets				
Cash	$	594	$	10,571
Accounts receivable, net		45,158		57,099
Inventory		7,761		7,854
Total current assets		53,513		75,524
Fixed assets				
Equipment, net		5,861		7,534
Total assets	$	59,374	$	83,058
LIABILITIES AND DEFICIENCY IN ASSETS				
Current liabilities				
Accounts payable, trade	$	150,350	$	134,891
Notes payable, demand notes		97,722		99,086
Notes payable		205,815		199,899
Total current liabilities		453,887		433,876
Total Liabilities		453,887		433,876
Commitments and Contingencies		-		-
Deficiency in assets				
Preferred stock - no par value, 1,200,000 shares authorized;		-		-
zero issued and outstanding				
Common stock - no par value, 3,200,000 shares authorized;				
2,106,000 and 2,010,000 issued				
and outstanding as of June 30, 2009 and 2008		-		-
Additional paid in capital		1,096,000		1,000,000
Accumulated deficit		(1,490,513)		(1,350,818)
Total deficiency in assets		(394,513)		(350,818)
Total liabilities and deficiency in assets	$	59,374	$	83,058

See accompanying notes to financial statements

Take and Bake, Inc.
Statements of Operations

		For the year ended June 30, 2009	For the year ended June 30, 2008
Revenue, net	$	1,010,662	$ 964,146
Cost of goods sold		843,120	892,169
Gross profit		167,542	71,977
Operating expenses			
Sales and marketing expenses		180,188	118,848
General & administrative expenses		92,320	151,282
Legal and professional fees		3,008	10,209
Total operating expenses		275,516	280,339
Income (loss) from operations		(107,974)	(208,362)
Other income (expenses)			
Interest		(28,543)	(24,365)
Depreciation expense		(3,178)	(2,561)
Total other income (expenses)		(31,721)	(26,926)
Income (loss) before provision for income taxes	$	(139,695)	$ (235,288)
Provision for income taxes		-	-
Net income (loss)	$	(139,695)	$ (235,288)
Basic and Diluted Earnings (loss) per common share	$	(0.07)	$ (0.12)
Weighted average common shares outstanding (basic and diluted)		2,010,822	2,010,000

See accompanying notes to financial statements

- 4 -

Take and Bake, Inc.
Statements of Changes in Deficiency in Assets
For the years ended June 30, 2009 and 2008

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, June 30, 2007	-	$ -	2,010,000	$ -	$ 1,000,000	$ (1,115,530)	$ (115,530)
Net loss	-	-	-	-	-	(235,288)	(235,288)
Balance, June 30, 2008	-	$ -	2,010,000	$ -	$ 1,000,000	$ (1,350,818)	$ (350,818)
Issuance of common stock for services rendered	-	-	96,000	-	96,000	-	96,000
Net loss	-	-	-	-	-	(139,695)	(139,695)
Balance, June 30, 2009	-	$ -	2,106,000	$ -	$ 1,096,000	$ (1,490,513)	$ (394,513)

See accompanying notes to financial statements

Take and Bake, Inc.
Statements of Cash Flows

	For the year ended June 30, 2009	For the year ended June 30, 2008
Cash flows from operating activities		
Net income (loss)	$ (139,695)	$ (235,288)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:		
Stock issued for services	96,000	-
Depreciation	3,178	2,561
(Increase) decrease in assets:		
Accounts receivable	11,941	139,160
Inventory	93	92,795
Other assets	-	26,409
Increase (decrease) in liabilities:		
Accounts payable and accrued interest	20,011	(19,854)
Cash flows provided by (used in) operating activities	(8,472)	5,783
Cash flows from investing activities		
Purchase of fixed assets	(1,505)	-
Cash flows (used in) investing activities	(1,505)	-
Cash flows from financing activities	-	-
Net increase (decrease) in cash	(9,977)	5,783
Cash and cash equivalents, beginning of year	10,571	4,788
Cash and cash equivalents, end of year	$ 594	$ 10,571
Supplemental disclosure of cash flow information:		
Taxes paid	$ -	$ -
Interest paid	$ -	$ -

See accompanying notes to financial statements

- 6 -

NOTE 1. GENERAL ORGANIZATION AND BUSINESS

Take and Bake Inc. ("the Company") was formed on May 11, 1981 in State of Washington as a corporation that develops, sells and markets organic and natural frozen food products. The Company's products are distributed through local, regional and national supermarkets, retailers, distributors, brokers, and wholesalers.

Since May 11, 1981 (date of inception), the corporate name of the Company has been Take and Bake Inc. When the Company registered the trade mark name of Cuci's in the 1980's, it operated several Take and Bake pizza outlets under the name Cuci's Pizza Inc. Officially, the name was Take and Bake Inc. d.b.a. Cuci's Pizza Inc. As of June 30, 2009 and 2008, the Company was authorized to do business under the brand name; AC LaRocco Pizza Company.

The Company has limited capital resources and has experienced net losses and negative cash flows from operations and expects these conditions to continue for the foreseeable future. As of June 30, 2009, the Company had approximately $600 cash available for operations. Management believes that cash on hand as of June 30, 2009 is not sufficient to fund operations through June 30, 2010. The Company will be required to raise additional funds to meet its short and long-term planned goals. There can be no assurance that such funds, if available at all, can be obtained on terms reasonable to the Company.

The financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However, the Company has limited revenue and without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States. The policies below have been identified as the critical accounting policies the Company uses which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the accompanying financial statements and amounts of income and expenses during the reporting periods presented. Our critical accounting policies are as follows:

Cash and Cash Equivalents

The Company maintains cash balances in a non-interest bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. As of June 30, 2009, there were no cash equivalents.

Revenue Recognition and Sales Incentives
Sales are recognized when the earnings process is complete, which occurs when products are shipped in accordance with terms of agreements, title and risk of loss transfer to customers, collection is probable and pricing is fixed or determinable. Sales are reported net of sales incentives, which include trade discounts and promotions and certain coupon costs. Shipping and handling costs billed to customers are included in reported sales. Allowances for cash discounts are recorded in the period in which the related sale is recognized.

Valuation of Accounts and Charge-backs Receivable

Management performs ongoing credit evaluations on existing and new customers daily. When it is determined that an amount included in accounts receivable is uncollectable it is written off as uncollectable. Credit losses have been within management's expectations.

Bad Debt Expense

As of June 30, 2009 and 2008, the Company determined that $9,850 and $41,378 of the accounts receivable were determined to be uncollectible. These amounts are recorded in general and administrative expenses as bad debt expense.

Inventory

Inventory is valued at the lower of actual cost or market, utilizing the first-in, first-out method. Management provides write-downs for finished goods expected to become non- saleable due to age and specifically identify and provide for slow moving products and packaging.

As of June 30, 2009 and 2008, the inventory was $7,761 and $7,854, respectively, and the Company determined that no write-downs were necessary.

Property and Equipment

Property and equipment is carried at cost and depreciated or amortized on a straight-line basis over their estimated useful life. Properties and their related assets are periodically reviewed to determine if any impairment exists. As of June 30, 2009, management believes no impairment exists on the carrying value of such assets. Ordinary repairs and maintenance are expensed as incurred.

For the years ended June 30, 2009 and 2008, the depreciation expense was $3,178 and $2,561, respectively.

Earnings per Share

The basic earnings (loss) per share are defined as the amount of earnings for the period available to each share of common stock outstanding during the reporting period. The diluted earnings per shares is the amount of earnings for the period available to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The weighted average number of common shares outstanding is the number of shares determined by (a) the portion of time within a reporting period that common shares have been outstanding to (b) the total time in that period. In computing diluted EPS, equivalent common shares are considered for all dilutive potential common shares.

For the years ended June 30, 2009 and 2008, the Company has not issued any options or warrants or similar securities.

For the years ended June 30, 2009 and 2008, the Basic and Diluted Loss per Common Share was $(0.07) and $(0.12), respectively.

Dividends

The Company has not yet adopted any policy regarding payment of dividends. For the years ended June 30, 2009 and 2008, no dividends were declared and/or paid.

Income Taxes

The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income (loss) in the financial statements.

<u>Advertising</u>
Advertising is expensed when incurred. For the years ended June 30, 2009 and 2008 advertising was $38,240 and $78,931, respectively.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. LOANS PAYABLE – DEMAND NOTES

As of June 30, 2009 and 2008, the Company had two (2) credit facilities with a total commitment of $100,000 with a commercial bank. The notes require interest at an annual rate of 12.75% and 18% respectively. The interest is paid on a monthly basis. The first note is a $97,000 line of credit, which is personally guaranteed by the President of the Company and carries a Small Business Administration (SBA) guaranty. The second note is a $3,000 unsecured line of credit that is used for overdraft protection on the Company's operating checking account.

As of June 30, 2009 and 2008, the principal balances on these demand notes were $97,722 and $99,086, respectively.

NOTE 4. LOANS PAYABLE

As of June 30, 2009 and 2008, loans payable consisted of the following:

	06/30/2009	06/30/2008
1 - Note payable dated July 6, 2007 at an annual interest rate of 6%. Principal and interest was due in 36 monthly installments of $6,642.84. The collateral includes a a security interest in all of the assets of the Company and an accounts receivable collection agreement dated July 6, 2007 wherein the creditor has control over the Company's collections from accounts receivable. As of June 30, 2009 and 2008, the Company was only paying interest on this note. The original amount of the note was $218,357; during the year ended June 30, 2008 the Company paid $90,439 of principal on this note. (a)	$ 127,918	$ 127,918
2 - Note payable dated March 11, 2005 that originally was due on June 9, 2005; including a security interest in assets owned by the President of the Company at an annual interest rate of 10%. As of June 30, 2009 and 2008, no payments were being made on this note agreement.	40,707	36,896
3 - Note payable dated June 28, 2008 at an annual interest of 6%. Principal and accrued interest is due on June 27, 2013. Payments are subject to the Company being profitable.	37,190	35,085
Total notes payable	$ 205,815	$ 199,899

As of June 30, 2009 and 2008, notes no. 1 & 2 were in default.

(a) This creditor is the contract manufacturer of the Company's product lines.

NOTE 5. STOCKHOLDERS' EQUITY

As of June 30, 2009 and 2008, the Company had 1,200,000 shares, zero par value, of undesignated preferred stock, authorized and none issued and outstanding.

As of June 30, 2009 and 2008, the Company had 3,200,000 shares, zero par value, of common stock, authorized and 2,106,000 and 2,010,000 shares issued and outstanding.

NOTE 6. STOCK ISSUED FOR SERVICES

During the year ended June 30, 2009, the Company issued 96,000 of its common stock for services rendered on behalf of the Company. The Company valued these shares at a per share price of $1.00. The $96,000 is reflected in sales and marketing expense in the accompanying statements of operations.

During the year ended June 30, 2008, the Company did not issue any of its common stock for services.

NOTE 7. PROVISION FOR INCOME TAXES

The Company provides for income taxes by the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. This also requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company has approximately $506,000 in gross deferred tax assets at June 30, 2009, resulting from net operating loss carry forwards. A valuation allowance has been recorded to fully offset these deferred tax assets because the future realization of the related income tax benefits is uncertain. Accordingly, the net provision for income taxes is zero as of June 30, 2009. As of June 30, 2009, the Company has federal net operating loss carry forwards of approximately $1,490,513 available to offset future taxable income through 2029 subject to the filing of the Company's United States Federal Income Tax Returns on a current basis and also subject to the change in control provisions under the Internal Revenue Code. As of June 30, 2009, the Company has not filed it Federal Income Tax returns for Fiscal Years ended in 2008 and 2009.

As of June 30, 2009, the difference between the tax provision at the statutory federal income tax rate and the tax provision attributable to loss before income taxes is as follows (in percentages):

Statutory federal income tax rate	-34%
State taxes - net of federal benefits (1)	-
Valuation allowance	34%
Income tax rate – net	0%

(1) As of June 30, 2009, there were no income taxes imposed by the State of Washington.

NOTE 8.   COMMITMENTS AND AGREEMENTS

Office Lease

As of June 30, 2009 and 2008, the Company leases office and warehouse facilities located in Spokane Valley, Washington.

On October 1, 2003, the Company entered into an operating lease agreement with an initial term of five (5) years ending on September 30, 2008. The lease requires $600 per month payment payable on the first of each calendar month.

The monthly lease payment is subject to a 3% per annum increase for the next four years. The Company has the option to extend the lease for an additional five (5) years. Rent requirements are to be mutually agreed upon along with the pro-rata share of real estate taxes and property assessments. As of June 30, 2009, the Company continues to lease this space for its operations.

For the years ended June 30, 2009 and 2008 rent expense was $12,491 and $10,236, respectively. These amounts include the base rent requirements under the lease agreement plus the Company's pro-rata share of the real taxes and property assessments.

For the years ended June 30, 2009 and 2008 the accrued and unpaid rent was $9,265 and $1,648, respectively.

NOTE 9. THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162," ("SFAS 168"). SFAS 168 establishes the FASB Accounting Standards Codification ("Codification") as the source of authoritative generally accepted accounting principles

("GAAP") for nongovernmental entities. The Codification does not change GAAP. Instead, it takes the thousands of individual pronouncements that currently comprise GAAP and reorganizes them into approximately ninety accounting topics, and displays all topics using a consistent structure. Contents in each topic are further organized first by subtopic, then section and finally paragraph. The paragraph level is the only level that contains substantive content.

Citing particular content in the Codification involves specifying the unique numeric path to the content through the topic, subtopic, section and paragraph structure. FASB suggests that all citations begin with "FASB ASC," where ASC stands for Accounting Standards Codification. Changes to the ASC subsequent to June 30, 2009 are referred to as Accounting Standards Updates ("ASU").

In conjunction with the issuance of SFAS 168, the FASB also issued its first Accounting Standards Update No. 2009-1, "Topic 105 –Generally Accepted Accounting Principles" ("ASU 2009-1") which includes SFAS 168 in its entirety as a transition to the ASC.

ASU 2009-1 is effective for interim and annual periods ending after September 15, 2009 and will not have an impact on the Company's financial position or results of operations but will change the referencing system for accounting standards.

As of June 30, 2009, all citations to the various SFAS' have been eliminated and will be replaced with FASB ASC as suggested by the FASB in future interim and annual financial statements.

The Company does not expect any of the recently issued accounting pronouncements to have a material impact on its financial condition or results of operations.

NOTE 10.   LIQUIDITY AND CAPITAL RESOURCES – GOING CONCERN

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the continuation of operations, realization of assets and liquidation of liabilities in the ordinary course of business.

As reflected in the accompanying financial statements, the Company experienced a net loss of $139,695 and $235,288 for the years ended June 30, 2009 and 2008 along with an accumulated deficit of $1,490,513 as of June 30, 2009.

Management of the Company believes that additional capital will be required to fund operations through the year ended June 30, 2010 and beyond, as it attempts to generate increasing revenue, and develops new products. There can be no assurance that the Company will be successful in obtaining financing at the level needed or on terms acceptable to the Company. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

For the years ended June 30, 2009 and 2008, Company's three largest customers represented approximately 60% and 57%, respectively, of the Company's revenue.

The Company's operations are subject to certain additional risks and uncertainties including, among others, dependence on outside suppliers and manufacturers, competition, dependence on key personnel, and other business risks. In addition, there is no assurance, assuming the Company is successful in raising additional capital that the Company will be successful in achieving profitability or positive cash flow.

NOTE 11. SUBSEQUENT EVENTS

1) On March 2, 2010, the Company entered into an Asset Purchase Agreement wherein the Company sold substantially all of its assets to Fresh Harvest Products, Inc. ("FRHV")

The principal provisions of the Purchase Agreement include:

- Purchase Price: $108,000 payable over 60 months at the rate of $1,800 per month; plus 15,000,000 shares of the FRHVs common stock and the assumption of certain liabilities.

- Assets Purchased include: Product inventory and supplies; office furniture, office equipment, computer equipment and other machinery and equipment; fixtures and leasehold improvements, trademarks, trademark applications, trade names, service marks, telephone numbers, contracts, leases, licenses, insurance policies, fidelity and contract bonds, and other assets related to the pizza business.

- Assets Excluded include: cash and cash equivalents and judgments, as well as all receivables due the Company on March 2, 2010 (closing) or earned within 60 days of the closing; all checkbooks, stubs, books of account, ledgers and accounting journals related to the Pizza operation; and accounts receivable resulting from litigation initiated by the Company prior to the closing.

2)   On March 2, 2010, the parties to the Asset Purchase Agreement also entered into an Asset Acquisition Memorandum (the "Memorandum"). The Memorandum provides, among other things, that the Fresh Harvest Products, Inc. ("Fresh Harvest") is required to invest a minimum of $500,000 within six months of the closing date of the Asset Acquisition into New A.C. LaRocco, which payments may be made directly to New A.C. LaRocco or to anyone that the Company and New A.C. LaRocco deem necessary.

The Memorandum further provides that a creditor of the Company (the "Creditor"), is to maintain its priority security lien in all assets transferred in connection with the Asset Acquisition, including the AC LaRocco trade name and trademark logo until:
.
- New AC LaRocco and/or Fresh Harvest completes performance of all obligations to the Creditor, including without limitation, the repayment of all indebtedness to the Creditor assumed by New A.C. LaRocco and Fresh Harvest under a Secured Promissory Note dated July 6, 2007 in the original principal amount of $218,356.94 (and with a principal balance of $129,384.59 on March 2, 2010), under trade invoices and as otherwise advanced or paid by the Creditor for the benefit of Fresh Harvest and/or New A.C. LaRocco or on their behalf;

- The Creditor has no further commitment to Fresh Harvest and/or New A.C. LaRocco that could give rise to an obligation.

Upon payment of all indebtedness owed to the Creditor, the AC LaRocco name and logo would be transferred to New A.C. LaRocco Pizza Company in connection with the termination provisions of a Security Agreement executed in favor of the Creditor in connection with the Asset Acquisition.

Pursuant to the Memorandum, Clarence Scott and Karen Leffler are to maintain the AC LaRocco trade secrets and recipes until investment is made in full, at which point trade secrets and recipes are to be transferred to New A.C. LaRocco, subject to the aforementioned security interest.

The Company now alleges, among other things, that Fresh Harvest has materially breached its agreement with the Seller, that the closing of the transactions described above did not occur and that Fresh Harvest Products, Inc. has not paid the asset purchase price. The Company further contends that it has the right to terminate its agreement with Fresh Harvest Products, Inc. and is free to negotiate another deal with anyone with whom it desires to contract. The Company has requested that Fresh Harvest enter into a rescission agreement with respect to the above described transaction.

Fresh Harvest has been informed by the Creditor, among other things, that if Fresh Harvest does not promptly resolve its dispute with the Company that the Creditor will declare a default under its Secured Promissory Note and related agreements and foreclose on the assets and exercise all other rights granted to Creditor under those instruments and applicable commercial law.

The foregoing description of the terms of the Asset Purchase Agreement and the Memorandum are not complete and are qualified in their entirety by reference to the Asset Purchase Agreement and the Memorandum, copies of which are attached as Exhibit 10.1 and Exhibit 10.2, respectively, to the Amended Form 8-K being filed by Fresh Harvest Products, Inc.

The Company has evaluated events and transactions that occurred subsequent to June 30, 2009 through February 11, 2011, the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements. Other than the disclosures above, management of the Company did not identify any events or transactions that should be recognized or disclosed in the accompanying financial statements.

Exhibit 99.3


Fresh Harvest Products and Subsidiaries
Proforma Financial Information
January 31, 2010


Fresh Harvest Products, Inc. and Subsidiaries
Pro-Forma Consolidated Balance Sheets
January 31, 2010

	Fresh Harvest Products, Inc. (A)	AC LaRocco, Inc. (B)	Pro-forma Adjustments	Pro-forma Consolidated
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS				
Current assets				
Cash	$ 1,474	$ -	$ -	$ 1,474
Accounts receivable, net	25,823	-	-	25,823
Inventory	37,461	11,076	-	48,537
Total current assets	64,758	11,076	- $	75,834
Fixed assets				
Equipment, net	32,757	8,330		41,087
Other assets				
Goodwill	-	666,512	-	666,512
Total assets	$ 97,515	$ 685,918	$ - $	783,433
LIABILITIES AND DEFICIENCY IN ASSETS				
Current liabilities				
Accounts payable, trade	$ 52,509	$ 50,750	$ - $	103,259
Accrued expenses	588,955	-	-	588,955
Loans payable, related parties	538,038	-	-	538,038
Accrued wages and related taxes payable	477,103	-	-	477,103
Notes payable, current portion	381,936	68,100	-	450,036
Due to/from subsidiary	-	- (1)	450,000	
		(2)	(450,000)	-
Total current liabilities	2,038,541	118,850	-	2,157,391
Long-term notes payable, net of current	-	167,818	-	167,818
Total Liabilities	2,038,541	286,668	-	2,325,209
Commitments and Contingencies	-	-	-	-
Deficiency in assets				
Preferred stock - no par value, 1,200,000 shares authorized; zero issued and outstanding	-	-	-	-
Common stock - $0.0001 par value, 200,000,000 shares authorized; 134,282,396 issued and outstanding	13,429	-	-	13,429
Additional paid in capital	2,806,861	450,000 (1)	(450,000)	
		(2)	450,000	3,256,861
Asset Acquisition - fees	-	(50,750)	-	(50,750)
Accumulated deficit	(4,761,316)	-	-	(4,761,316)
Total deficiency in assets	(1,941,026)	399,250	-	(1,541,776)
Total liabilities and deficiency in assets	$ 97,515	$ 685,918	$ - $	783,433

The financial information presented herein has been prepared by management
without audit and/or review by independent certified public accountants
See accompanying notes to the proforma financial information

Fresh Harvest Products, Inc. and Subsidiaries
Pro-Forma Consolidated Statements of Operations
For the three months ended January 31, 2010

	Fresh Harvest Products, Inc. (A)	AC LaRocco, Inc. (C)	Pro-forma Adjustments	Pro-forma Consolidated
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue, net	$ 17,889	$ 527,499	$ -	$ 545,388
Cost of goods sold	8,687	446,724	-	455,411
Gross profit	9,202	80,775	-	89,977
Operating expenses				
Salaries and wages	36,000	5,262		41,262
Sales and marketing expenses	31,706	40,737	-	72,443
Legal and professional fees	80,940	-		80,940
General & administrative expenses	2,573	73,705	-	76,278
Total operating expenses	151,219	119,704	-	270,923
Income (loss) from operations	(142,017)	(38,929)	-	(180,946)
Other income (expenses)				
Interest	(25,949)	(7,428)	-	(33,377)
Depreciation expense	(2,853)	(795)	-	(3,648)
Total other income (expenses)	(28,802)	(8,223)	-	(37,025)
Income (loss) before provision for income taxes	$ (170,819)	$ (47,152)	$ -	(217,971)
Provision for income taxes	-	-	-	-
Net income (loss)	$ (170,819)	$ (47,152)	-	$ (217,971)
Basic and diluted earnings (loss) per common share	$ (0.004)	$ (0.019)	$ -	$ (0.005)
Weighted average common shares outstanding (basic and diluted)	44,220,821	2,434,000	(2,434,000)	44,220,821

The financial information presented herein has been prepared by management
without audit and/or review by independent certified public accountants

See accompanying notes to the proforma financial information

FRESH HARVEST PRODUCTS, INC. AND SUBSIDIARIES
NOTES TO PRO-FORMA (UNAUDITED)
CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2010

---

1. BACKGROUND – PURCHASE AGREEMENT

On March 2, 2010, Take and Bake, Inc. d/b/a AC LaRocco Pizza Company ("Take and Bake") entered into a purchase agreement wherein Take and Bake sold substantially all of its assets to Fresh Harvest Products, Inc. ("FRHV")

The principal provisions of the purchase agreement include:

- Purchase Price: $108,000 payable over 60 months at the rate of $1,800 per month; plus 15,000,000 shares of the FRHVs common stock and the assumption of certain liabilities.
- Assets Purchased include: product inventory and supplies; office furniture, office equipment, computer equipment and other machinery and equipment; fixtures and leasehold improvements, trademarks, trademark applications, trade names, service marks, telephone numbers, contracts, leases, licenses, insurance policies, fidelity and contract bonds, and other assets related to the pizza business.
- Assets Excluded include: cash and cash equivalents and judgments, as well as all receivables due the Company on March 2, 2010 (closing) or earned within 60 days of the closing; all checkbooks, stubs, books of account, ledgers and accounting journals related to the Pizza operation; and accounts receivable resulting from litigation initiated by Take and Bake prior to the closing.

A copy of the purchase agreement is attached as Exhibit 10.1 filed with the SEC on April 30, 2010. The foregoing description of the purchase agreement is qualified in its entirety by reference to the full text of the exhibit to the Form 8-K.

2. NOTES TO PRO-FORMA (UNAUDITED) CONSOLIDATED FINANCIAL STATEMENTS

NOTE A. The financial information presented in the Pro-Forma Consolidated Balance Sheets as of January 31, 2010 and in the Pro-Forma Statements of Operations for the three months ended January 31, 2010 as they pertain to FRHV were derived from the Form 10-Q that FRHV filed with the SEC on March 22, 2010.

NOTE B. The financial information presented in the Pro-Forma Consolidated Balance Sheets as of January 31, 2010 as they pertain to AC LaRocco, Inc. ("ACL") was derived from the asset purchase agreement dated March 2, 2010 by and between FRHV and Take and Bake. ACL is a newly formed Delaware corporation that is a wholly-owned subsidiary of FRHV. ACL owns all of the operating assets acquired by FRHV on March 2, 2010. The pro-forma financial information gives the effect of the asset acquisition as if the transaction had occurred on January 31, 2010; the last quarterly SEC reporting period for FRHV prior to March 2, 2010.

NOTE C. The financial information presented in the Pro-Forma Consolidated Statements of Operations for the three months ended January 31, 2010 as they pertain to ACL are derived from the books and records of Take and Bake. This information is only being presented for pro-forma purposes. Considering that the transaction on March 2, 2010 was an asset acquisition and not a reverse merger, no historical financial statements for Take and Bake will be presented in any consolidated financial statements for FRHV going forward from March 2, 2010.

3. PRO-FORMA ADJUSTMENTS

ADJUSTMENT 1. As part of the consideration paid under the March 2, 2010 purchase agreement, 15,000,000 shares of FRHV's common stock is to be issued for total consideration of $450,000; the open/close and average stock price of FRHV, as quoted on the OTCBB, on March 2, 2010 was $0.03 per common share. This entry is to record the pending issuance of the 15,000,000 shares of FRHV's common stock.

ADJUSTMENT 2. This is the entry in consolidation to eliminate the due to/from subsidiary as of January 31, 2010 giving effect to the pending issuance of the 15,000,000 shares of FRHV's common stock.